SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.)(1)

                   Chardan South China Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15956C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15956C105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,435,634

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,435,634

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,435,634

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.51%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 15956C105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,435,634

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,435,634

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,435,634

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.51%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 15956C105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     629,236

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     629,236

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     629,236

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.99%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 15956C105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     762,607

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     762,607

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     762,607

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.89%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 15956C105
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Chardan South China Acquisition Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 625 Broadway, Suite 1111, San Diego, California 92101, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed to report that both Jeffrey L. Feinberg, a United States citizen, and JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), beneficially own 20.51% of the Shares. Of this beneficial ownership, JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), beneficially owns 8.99% and JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS", and together with Jeffrey L. Feinberg, JLFAM and JLF1, the "Reporting Persons"), beneficially owns 10.89%.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 1,435,634 Shares, consisting of 629,236 Shares held by JLF1, 43,791 Shares held by JLF2, and 762,607 Shares held by JLFOS. The Reporting Persons acquired 689,350 of these Shares when they purchased the Issuer's units (the "Units"). Each Unit consists of one Share and two warrants. Each warrant entitles the holder to purchase one Share at a price of $4.50.

     As of the date hereof, JLF1 may be deemed to beneficially own 629,236
Shares.

     As of the date hereof, JLF2 may be deemed to beneficially own 43,791
Shares.

     As of the date hereof, JLFOS may be deemed to beneficially own 762,607 Shares.

     The funds for the purchase of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for the Shares and the Units beneficially owned by the Reporting Persons is $11,205,048.87.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     With respect to the Issuer's special shareholder meeting on July 20, 2007, the Reporting Persons intend to vote in favor of both: (i) amending the Issuer's certificate of incorporation in order to eliminate the provision that purports to prohibit amending the certificate's "business combination" provisions and
(ii) extending the date before which the Issuer must complete a business combination, to avoid being required to liquidate, from August 20, 2007 to February 10, 2008. Furthermore, the Reporting Persons intend to vote in favor of the proposed acquisition of the common stock of Head Dragon, the owner of Liaoning GaoKe Energy Group.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 1,435,634 Shares or 20.51% of the Shares of the Issuer and (ii) JLF1 may be deemed to be the beneficial owner of 629,236 Shares or 8.99% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 762,607 Shares or 10.89% of the Issuer, based upon the 7,000,000 Shares outstanding as of November 1, 2006, according to the 10-QSB filed by the Issuer on May 21, 2007.

     Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 1,435,634 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 629,236 Shares to which this filing relates and JLFOS has the shared power to vote or direct the vote of 762,607 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

     Transactions effected within the 60 days prior to June 8, 2007 and since June 8, 2007 are listed in Exhibit B to this Schedule 13D and were effected in open market transactions.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. The Reporting Persons own 1,672,200 warrants. Each warrant is exercisable on the completion of a business combination.
--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Transactions within the 60 days prior to June 8, 2007 and since June 8, 2007.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2007
-----------------------
(Date)


                                          /s/ Jeffrey L. Feinberg
                                          -----------------------
                                          Jeffrey L. Feinberg


                                          JLF Asset Management, L.L.C.
                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Partners I, L.P.
                                          By: JLF Asset Management, L.L.C.,
                                          its management company

                                          By: /s/ Jeffrey L. Feinberg
                                              -----------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Offshore Fund, Ltd.
                                          By: JLF Asset Management, L.L.C.,
                                          its investment manager

                                          By: /s/ Jeffrey L. Feinberg
                                              -----------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D dated July 2, 2007 relating to the Common Shares, par value $0.0001 per share, of Chardan South China Acquisition Corporation shall be filed on behalf of the undersigned.


                                          /s/ Jeffrey L. Feinberg
                                          -----------------------
                                          Jeffrey L. Feinberg


                                          JLF Asset Management, L.L.C.
                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Partners I, L.P.
                                          By: JLF Asset Management, L.L.C.,
                                          its management company

                                          By: /s/ Jeffrey L. Feinberg
                                              -----------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Offshore Fund, Ltd.
                                          By: JLF Asset Management, L.L.C.,
                                          its investment manager

                                          By: /s/ Jeffrey L. Feinberg
                                              -----------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

July 2, 2007

                                    EXHIBIT B
                                    ---------

  TRANSACTIONS WITHIN THE 60 DAYS PRIOR TO JUNE 8, 2007 AND SINCE JUNE 8, 2007

                              JLF Partners I, L.P.
                              --------------------

                                  Number of Shares
             Date                 Purchased/(Sold)           Price
             ----                 ----------------           -----

             5/15/2007            4,315                      $6.89
             5/16/2007            11,399                     $6.90
             5/16/2007            4,965                      $7.15
             5/17/2007            18,053                     $7.20
             5/18/2007            7,127                      $7.55
             5/18/2007            4,319                      $7.55
             5/21/2007            10,798                     $7.60
             5/21/2007            7,429                      $7.57
             5/21/2007            6,047                      $7.57
             5/22/2007            7,764                      $7.93
             5/22/2007            17,255                     $7.90
             5/22/2007            27,263                     $7.90
             5/23/2007            6,471                      $8.00
             5/23/2007            3,235                      $8.04
             5/23/2007            13,805                     $7.98
             5/24/2007            39,902                     $7.87
             5/24/2007            2,113                      $7.85
             5/25/2007            1,078                      $8.20
             6/8/2007             10,794                     $8.56
             6/13/2007            11,571                     (1)
             6/13/2007            1,079                      (2)

                              JLF Partners II, L.P.
                              ---------------------

                                  Number of Shares
             Date                 Purchased/(Sold)           Price
             ----                 ----------------           -----

             5/15/2007            317                        $6.89
             5/16/2007            838                        $6.90
             5/16/2007            365                        $7.15
             5/17/2007            1,327                      $7.20
             5/18/2007            524                        $7.55
             5/18/2007            317                        $7.55
             5/21/2007            794                        $7.60
             5/21/2007            546                        $7.57
             5/21/2007            444                        $7.57
             5/22/2007            570                        $7.93
             5/22/2007            1,268                      $7.90
             5/22/2007            2,004                      $7.90
             5/23/2007            475                        $8.00
             5/23/2007            237                        $8.04
             5/23/2007            1,014                      $7.98
             5/24/2007            2,933                      $7.87
             5/24/2007            155                        $7.85
             5/25/2007            79                         $8.20
             6/8/2007             786                        $8.56
             6/13/2007            842                           (1)
             6/13/2007            78                            (2)

                             JLF Offshore Fund, Ltd.

                                  Number of Shares
             Date                 Purchased/(Sold)           Price
             ----                 ----------------           -----

             5/15/2007            5,368                      $6.89
             5/16/2007            14,163                     $6.90
             5/16/2007            6,170                      $7.15
             5/17/2007            22,420                     $7.20
             5/18/2007            8,849                      $7.55
             5/18/2007            5,364                      $7.55
             5/21/2007            13,408                     $7.60
             5/21/2007            9,225                      $7.57
             5/21/2007            7,509                      $7.57
             5/22/2007            9,666                      $7.93
             5/22/2007            21,477                     $7.90
             5/22/2007            33,933                     $7.90
             5/23/2007            8,054                      $8.00
             5/23/2007            4,028                      $8.04
             5/23/2007            17,181                     $7.98
             5/24/2007            49,665                     $7.87
             5/24/2007            2,632                      $7.85
             5/25/2007            1,343                      $8.20
             6/8/2007             13,420                     $8.56
             6/13/2007            14,387                        (1)
             6/13/2007            1,343                         (2)

----------
(1) The Reporting Persons acquired these Shares when they purchased the Issuer's Units at a price of $15.23 per Unit. Each Unit consists of one Share and two warrants. Each warrant entitles the holder to purchase one Share at a price of $4.50. Each warrant is exercisable on the completion of a business combination.

(2) The Reporting Persons acquired these Shares when they purchased the Issuer's Units at a price of $15.00 per Unit. Each Unit consists of one Share and two warrants. Each warrant entitles the holder to purchase one Share at a price of $4.50. Each warrant is exercisable on the completion of a business combination.

SK 02717 0006 788881